UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of May 2018

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TABLE OF CONTENTS
Item 1:	Form 6-K dated May 8, 2018 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:May 8, 2018

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

  Advance intimation of Board meeting date for considering the Audited Financial results for the quarter and year ended March 31, 2018
  Intimation regarding closure of trading window for 'designated persons' under Insider Trading Regulations
  Intimation of Analyst and Press Meet for financial results

Mumbai, May 8, 2018:

  Pursuant to Regulation 29(1)(a) and 29(1)(e) of the SEBI (listing Obligations and Disclosure Requirements) Regulations, 2015 ['the said Regulations'], this is to inform you that as required under Regulation 33(3)(d) and Regulation 63 read in conjunction with Regulation 52 of the said Regulations, a meeting of the Board of Directors of the Company will be held on Wednesday, May 23, 2018, to consider, inter-alia, the Audited Financial Results (Stand-alone and Consolidated), for the quarter and financial year ended March 31, 2018.

  Further, we would like to inform you that as per the 'Tata Code of Conduct for Prevention of Insider Trading' pursuant to the amended SEBI (Prohibition of Insider Trading) Regulations, 2015, the Company has intimated its 'designated persons' regarding the closure of the trading window from March 25, 2018 to May 25, 2018 (both days inclusive).

  Pursuant to the Regulation 30 of the said Regulations, we would like to inform that post announcement of the Financial Results to BSE Limited and National Stock Exchange of India Limited, the Company will on the same day have a Press meet followed by an Analysts' call on the financial results which would also be announced on the Company's website.

  -Ends-

  About Tata Motors

  Tata Motors Limited, a USD 42 billion organisation, is a leading global automobile manufacturer of cars, utility vehicles, buses, trucks and defence vehicles. As India's largest automobile company and part of the USD 100 billion Tata group, Tata Motors has operations in the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 76 subsidiary and associate companies, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea. In India, Tata Motors has an industrial joint venture with Fiat. Engaged in engineering and automotive solutions, with a focus on future-readiness and a pipeline of tech-enabled products, Tata Motors is India's market leader in commercial vehicles and among the top in passenger vehicles with 9 million vehicles on Indian roads. The company's innovation efforts are focused on developing auto technologies that are sustainable as well as suited. With design and R&D centres located in India, the UK, Italy and Korea, Tata Motors strives to pioneer new products that fire the imagination of GenNext customers. Abroad, Tata cars, buses, and trucks are being marketed in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

  To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

  Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.